SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

ELTEK LTD.

6-K Items

1.	Eltek Ltd. Proxy Statement for Annual General Meeting to be held December 27, 2007
2.	Form of Proxy Card.

ITEM 1

ELTEK LTD.
4 Drezner Street
Sgoola Industrial Zone, P.O. Box 159
Petach Tikva 49101, Israel

November 21, 2007

NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 27, 2007

Eltek Ltd. Shareholders:

        We cordially invite you to attend the 2007 Annual General Meeting of Shareholders of Eltek Ltd., to be held at 10 a.m. (Israel time) on Thursday, December 27, 2007, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel, for the following purposes:

1.	To elect two Class II directors to serve until our 2010 Annual General Meeting of Shareholders;

2.	To approve the grant of a bonus to Mr. Nissim Gilam, the Chairman of our Board of Directors;

3.	To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2007;

4.	To review and discuss our directors’ report, auditor’s report and consolidated financial statements for the fiscal year ended December 31, 2006; and

5.	To transact any other business that may properly come before the meeting.

        Our Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

        You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Nissim Gilam Chairman of the Board of Directors

BY ORDER OF THE BOARD OF DIRECTORS
Arieh Reichart, Chief Executive Officer and Secretary

ELTEK LTD.
4 Drezner Street
Sgoola Industrial Zone, P.O. Box 159
Petach Tikva 49101, Israel

PROXY STATEMENT

2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is being furnished to the shareholders of Eltek Ltd. in connection with the solicitation of proxies on behalf of the Board of Directors of Eltek Ltd. to be voted at the 2007 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2007 Annual General Meeting of Shareholders. The Meeting will be held at 10 a.m. (Israel time) on Thursday, December 27, 2007, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel.

        This Proxy Statement, the attached Notice of 2007 Annual General Meeting of Shareholders and the enclosed proxy card are being mailed to shareholders on or about November 21, 2007.

Purpose of the Annual General Meeting

        At the Meeting, shareholders will be asked to vote upon the following matters: (i) election of each of Messrs. David Banitt and Eitan Popper as Class II directors to serve until our 2010 Annual General Meeting; (ii) approval of the grant of a bonus to Mr. Nissim Gilam, the Chairman of our Board of Directors; and (iii) ratification and approval of the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2007. In addition, our directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2006 will be reviewed and discussed at the Meeting.

        We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Proxy Procedure

        Only holders of record of our ordinary shares, par value of NIS 0.6 per share, as of the close of business on November 19, 2007, are entitled to notice of, and to vote in person or by proxy at, the Meeting.

        Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

        Abstentions and broker “non-votes” are not counted in determining outcomes of matters being acted upon; however, they are counted for determining a quorum at the Meeting. A broker “non-vote” occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

        We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers, employees and agents. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our ordinary shares.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

        As of November 19, 2007, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 6,609,807 ordinary shares. Each ordinary share entitles its holder to one vote.

        In accordance with our articles of association, the presence of two shareholders holding, in the aggregate, at least forty percent of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting will stand adjourned by three business days, at the same time and place as the original Meeting. In such case, the adjourned meeting will be held at 10 a.m. (Israel time) on Tuesday, January 1, 2008 at the same place as the original Meeting. The presence of one or more shareholders, in person or by proxy, holding at least one ordinary share, will constitute a quorum for the adjourned Meeting.

        An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

        We have received indications from our principal shareholders, Merhav M.N.F. Ltd., Integral International Inc. and A. Sariel Ltd., and directors and officers, who together hold approximately 25.28% of our issued and outstanding ordinary shares, that they presently intend to vote for both of the nominees for director and in favor of all of the other proposals to be acted upon at the Meeting.

I.          ELECTION OF DAVID BANITT AND EITAN POPPER AS CLASS II DIRECTORS TO SERVE
UNTIL OUR 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS
(Item 1 on the Proxy Card)

        The term of office of each of our Class II directors, Messrs. David Banitt and Jack Bigio, expires as of the Meeting. Mr. Banitt will be standing for reelection to serve as a Class II director for a new term of three years. Mr. Bigio will not be standing for reelection as a Class II director. To fill such vacancy, our Board of Directors proposes the election of Mr. Eitan Popper to serve as a Class II director for a term of three years.

        Pursuant to our articles of association, our Board of Directors is divided into three classes (other than outside directors). Generally, at each annual general meeting of shareholders one of such classes of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. Directors (other than outside directors) may be removed earlier from office by a resolution passed at a general meeting of our shareholders, provided that shareholders holding in the aggregate no less than forty percent of our outstanding share capital vote in favor of such resolution. Our Board of Directors may temporarily fill vacancies in the Board or add to their body until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our articles of association. In addition to the three classes of directors, we have two “outside directors,” as defined and required by the Israeli Companies Law. Under the Israeli Companies Law, each of our outside directors is initially elected for a term of three years and may be reelected as an outside director for one additional term of three years.

        In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. However, foreign private issuers, such as our company, are generally permitted to follow home country corporate governance practices instead of the comparable requirements of NASDAQ Marketplace Rules. Accordingly, on June 9, 2005, we provided NASDAQ with a notice of non-compliance with respect to (among other things) the requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors. In accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

        We also do not follow the NASDAQ requirement regarding the process for the nomination of directors. Instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual general meetings of shareholders.

        Accordingly, our Board of Directors has proposed the election of each of David Banitt and Eitan Popper to serve as Class II directors, to hold office for three years until our annual general meeting of shareholders to be held in 2010, or until their successors are elected and qualified.

        In the event that a named director nominee would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our independent directors and ratified by our Board of Directors. We do not have any understanding or agreement with respect to the future election of the named nominees.

        Set forth below is information about the nominees, including principal occupation, business history and any other directorships held.

        David Banitt (56), an independent director within the meaning of rules of the Securities and Exchange Commission and NASDAQ, has served as a director since March 1997. Mr. Banitt currently also serves as a member of our Executive Committee, Audit Committee and Stock Option Committee of our Board of Directors. Since January 2006, Mr. Banitt has served as chief executive officer of YDesign Ltd., a company involved in the development of consumer products. Mr. Banitt is a member of the board of directors of Tidex Systems Ltd. From July 2005 until January 2006, Mr. Banitt was self-employed, providing consulting services in marketing, primarily in the PCB market. From August 2001 until July 2005, Mr. Banitt served as chief executive officer and member of the board of directors of Nano-OR Ltd., an Israeli start-up company engaged in the development of electro-optics systems. Prior to joining Nano-OR Technology Ltd. and from January 2001, Mr. Banitt was self-employed. From September 1997 until January 2001, Mr. Banitt served as President and member of the board of directors of Exsight Electro Optical Systems Ltd., an Israeli start-up company engaged in the development of electro-optics systems for the printed circuit boards industry. From 1993 until 1997, Mr. Banitt served as general manager of Nitzanim Initiative Center. From 1985 until 1992, Mr. Banitt served as Vice President of Marketing of Optrotech Ltd., an Israeli company that provided optical inspection systems to the PCB industry. Mr. Banitt holds a B.Sc. degree in electronic engineering from Tel Aviv University.

        Eitan Popper (30), has served as project engineer and executive assistant to the senior vice president of projects of Merhav M.N.F Ltd. since 2003. In that position, Mr. Popper participated in the evaluation and analysis of large scale energy and infrastructure projects worldwide. Prior thereto and from 2002, Mr. Popper served as a civil and environmental engineer in the Mexico City and San Francisco offices of URS Corporation, a global engineering and consulting company traded on the New York Stock Exchange. Mr. Popper holds a B.Sc. degree in civil engineering from the Universidad Iberoamericana of Mexico and M.Sc. degree in environmental engineering from Stanford University. Mr. Popper is currently enrolled in the MBA program (specializing in finance) of the Recanati School of Business of Tel Aviv University.

        Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the election of each of the Class II director nominees for a term of three years.

        The Board of Directors recommends a vote FOR the election of the Class II director nominees named herein.

Directors Continuing in Office

Name	Age	Class of Director	Expiration of Term

Joseph Yerushalmi	69	Class I	2009
Nissim Gilam(1)(2)	69	Class III	2008
Josef A. Maiman	61	Class III	2008
Ophira Rosolio-Aharonson (1)(3)(5)	58	Outside Director	2009
Eliyaho Tov(1)(2)(3)(4)(5)	64	Outside Director	2009

(1) Member of the Executive Committee
(2) Member of the Compensation Committee
(3) Member of the Audit Committee
(4) Member of the Stock Option Committee
(5) Independent director within the meaning of rules of the Securities and Exchange Commission and NASDAQ.

        For the biographies of the directors continuing in office, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management” of our Annual Report on Form 20-F for the year ended December 31, 2006 (filed with the Securities and Exchange Commission on June 27, 2007), which may be viewed through the EDGAR website of the Securities and Exchange Commission at www.sec.gov or via a link from our website at www.eltekglobal.com.

Audit Committee

        Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board of directors, any director employed by the company or providing services to the company on an ongoing basis, or a controlling shareholder or any of the controlling shareholder’s relatives.

        In addition, NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

        Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors. The audit committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

        Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our audit committee is currently composed of Ms. Rosolio-Aharonson and Messrs. Banitt and Tov. The audit committee meets at least once each quarter.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information as of November 19, 2007 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares(1)(2)

Josef A. Maiman	1,585,540	(3)	23.99%
Merhav M.N.F. Ltd.	985,796		14.91%
Nissim Gilam	30,000	(4)	--
David Banitt	--		--
Jack Bigio	--		--
Ophira Rosolio-Aharonson	--		--
Eliyaho Tov	--		--
Joseph Yerushalmi	--		--
All directors and executive officers as a group 14 persons)	1,783,887		26.54%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days of this table, are deemed outstanding for computing the ownership percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 6,609,807 ordinary shares issued and outstanding as of November 19, 2007.

(3)	Includes 985,796 held of record by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman. Also includes 571,993 ordinary shares held of record by Integral International Inc., a Panama corporation, and 27,751 ordinary shares held of record by Integral International Inc.'s wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman, a director, is the controlling shareholder of Integral International Inc. and its wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 1,585,540 ordinary shares held directly by Merhav M.N.F. Ltd , Integral International Inc. and A. Sariel Ltd. This information is based on the Schedule 13D/A filed with the Securities and Exchange Commission by Mr. Maiman on May 25, 2007.

(4)	Subject to currently exercisable options granted under our 2005 Stock Option Plan, having an exercise price of NIS 21 (approximately $5.34, based on the U.S. dollar representative rate of exchange on November 19, 2007 of NIS 3.932 = $1.00, as published by the Bank of Israel) per share, which options expire in December 2007.

Directors and Executive Compensation

        The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2006.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers as a group (consisting of 16 persons*)	$1,390,000	$30,000

* Includes one executive officer who retired from such position during late 2006.

        During the year ended December 31, 2006, we paid each of our outside and independent directors an annual fee of NIS 16,200 ($3,840) and a per-meeting attendance fee of NIS 1,020 ($241). In accordance with our shareholder approval, during such period we paid Nissim Gilam, the chairman of our Board of Directors, a management fee of $5,000 per month and reimbursed him for various expenses that he incurred in connection with his service as chairman of the Board of Directors in an annual amount of NIS 20,880 ($4,942). We also provide Mr. Gilam with a company car and pay all expenses in connection therewith.

        As of December 31, 2006, our directors and executive officers as a group, then consisting of 15 persons, held options to purchase an aggregate of 119,500 ordinary shares. Of such options, options to purchase 20,000 ordinary shares have an exercise price of $1.14, vest over a three-year period (of which, options to purchase 13,332 ordinary shares had vested at December 31 2006) and will expire in November 2009 and options to purchase 99,500 ordinary shares have an exercise price of NIS 21 ($4.97), were fully vested upon grant and will expire in December 2007. The options were granted under our 2000 Stock Option Plan and 2005 Stock Option Plan.

        For the convenience of the reader, NIS figures above have been presented in U.S. dollars translated at the representative rate of exchange on December 31, 2006 of NIS 4.225 = $1.00, as published by the Bank of Israel.

Related Party Transactions

        In 2003, we negotiated a new financing plan with our banks and controlling shareholder. As part of this financing plan, we issued a convertible note in the principal amount of $500,000 to Merhav M.N.F. Ltd., or Merhav, an Israeli private company controlled by our controlling shareholder, Mr. Josef A. Maiman. In January 2004, pursuant to the terms of the note, Merhav converted $200,000 of the amounts due and payable under the note into 606,060 ordinary shares of our company, and we issued a replacement convertible note to Merhav for the amount that remained outstanding under the original note at such date, in the principal amount of $325,312.50. The note became due on May 15, 2007. The note bore interest at the rate of 10% per year, compounded on a quarterly basis. Under the terms of the note, Merhav had the right, at any time, to convert the note into ordinary shares of our company at a price of $0.33 per ordinary share. We had the right, at our sole discretion, to repay the accrued interest or convert the accrued interest into ordinary shares at the foregoing price. On May 15, 2007, Merhav elected to convert the entire note into 985,796 ordinary shares. Upon the conversion of the note, we elected to repay the accrued interest on the principal amount of the convertible note to Merhav in the amount of $128,000. During 2006, we recorded interest and exchange rate expenses of NIS 24,000 ($5,680, based on the U.S. dollar representative rate of exchange on December 31, 2006 of NIS 4.225 = $1.00, as published by the Bank of Israel) attributable to the convertible note.

II.         GRANT OF A BONUS TO THE CHAIRMAN OF THE BOARD OF DIRECTORS
(Item 2 on the Proxy Card)

        Under the Israeli Companies Law, the terms of compensation of a director of a public company must be approved by the audit committee, board of directors and general meeting of shareholders, in that order.

        In consideration for the on-going efforts and substantial contribution to our company during the 2006 fiscal year of Nissim Gilam, the Chairman of the Board of Directors, our Audit Committee and Board of Directors have approved, subject to shareholder approval, the grant to Mr. Gilam of a special bonus in the amount of NIS 60,000 (approximately $15,259, based on the U.S. dollar representative rate of exchange on November 19, 2007 of NIS 3.932 = $1.00, as published by the Bank of Israel). Accordingly, at the Meeting shareholders will be asked to approve the grant of such bonus to Mr. Gilam

        It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

        “RESOLVED, that the grant of a special bonus for the 2006 fiscal year in the amount of NIS 60,000 to Mr. Nissim Gilam, the Chairman of the Board of Directors of the Company, be and hereby is approved.”

        The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

        The Board of Directors recommends a vote FOR the foregoing resolution.

III.         RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 3 on the Proxy Card)

        We first appointed Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent accountants in 1996 and have reappointed the firm as our independent accountants since such time.

        At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Somekh Chaikin as our independent registered public accountants for the fiscal year ending December 31, 2007, pursuant to the recommendation of our Audit Committee and Board of Directors. Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, to a limited extent, as tax consultants and providers of some audit related services. Our Audit Committee and Board of Directors believe that the independence of Somekh Chaikin is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and reputation in the auditing field, such firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

        In accordance with applicable law, our Board of Directors will ratify and approve our Audit Committee’s determination of the remuneration of Somekh Chaikin according to the volume and nature of their services. With respect to fiscal year 2006, we paid Somekh Chaikin approximately NIS 715,000 (approximately $169,000) for audit services and approximately NIS 25,000 (approximately $6,000) for tax related services. For the convenience of the reader, NIS figures in this paragraph have been presented in U.S. dollars translated at the representative rate of exchange on December 31, 2006 of NIS 4.225 = $1.00, as published by the Bank of Israel.

        It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, that the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the independent registered public accountants of the Company to conduct the annual audit of its financial statements for the fiscal year ending December 31, 2007, be and hereby is ratified and approved.”

        The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

        The Board of Directors recommends a vote FOR the foregoing resolution.

IV.         REVIEW AND DISCUSSION OF THE DIRECTORS’
REPORT, AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

        At the Meeting, our directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2006 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

        The foregoing directors’ report, auditors’ report and consolidated financial statements for the year ended December 31, 2006, as well as our annual report on Form 20-F for the year ended December 31, 2006 (filed with the Securities and Exchange Commission on June 27, 2007), may be viewed on our website at www.eltekglobal.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the director’s report, auditors’ report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

V.         OTHER MATTERS

        The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Nissim Gilam Chairman of the Board of Directors

Dated: November 21, 2007

ITEM 2

ELTEK LTD.
4 Drezner Street
Sgoola Industrial Zone
Petach Tikva 49101, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby appoint(s) Arieh Reichart and Amnon Shemer, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.6 per share, of Eltek Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Thursday, December 27, 2007 at 10:00 a.m. (Israel time) at the principal offices of the Company, 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEMS 1 THROUGH 3 SET FORTH ON THE REVERSE, INCLUDING THE ELECTION OF THE NOMINEES FOR CLASS II DIRECTOR NAMED IN ITEM 1. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELTEK LTD.

December 27, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND "FOR" PROPOSALS 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To elect two (2) directors as Class II directors of the Company to serve until the 2010 Annual General Meeting of Shareholders.

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT

          (See instructions below)

NOMINEES:

( )	David Banitt

( )	Eitan Popper

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ☒

2.	To approve the grant of a bonus to Mr. Nissim Gilam, the Chairman of the Company's Board of Directors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a Member Firm of KPMG International, as the Company's independent registered public accountants for the fiscal year ending December 31, 2007.

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder _____________	Date _______	Signature of Shareholder _____________	Date _______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Arieh Reichart —————————————— Arieh Reichart President and Chief Executive Officer

Date:   November 21, 2007